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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           TRIDENT MICROSYSTEMS, INC.
             (Exact name of registrant as specified in its charter)


          DELAWARE                                              770156584
   (State of incorporation)                                  (I.R.S. Employer
                                                            Identification No.)

      189 NORTH BERNARDO AVENUE
       MOUNTAIN VIEW, CALIFORNIA                                  94043
(Address of principal executive offices)                        (Zip Code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

      Title of each class                         Name of each exchange on which
      to be so registered                         each class is to be registered

      Not applicable                                         None

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]


     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                  Preferred Stock Purchase Rights, no par value
                                (Title of class)


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         ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On July 24, 1998, the Board of Directors (the "Board") of Trident Microsystems, Inc. (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right (each a "Right" and collectively the "Rights") for each outstanding share of Common Stock, $0.001 par value ("Common Stock"), of the Company. The distribution was paid as of August 14, 1998 (the "Record Date"), to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Series A Preferred Stock, $0.001 par value ("Preferred Stock"), at a price of $50.00 (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement dated as of July 24, 1998 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent").

         Until the earlier to occur of (i) the tenth day following the first date of public announcement by the Company or by a person or group of affiliated or associated persons ("Acquiring Person") other than (x) the Company or any subsidiary of the Company, including, without limitation, in its fiduciary capacity, any employee benefit plan or employee stock plan of the Company or of any Subsidiary of the Company, or any individual, firm, corporation, partnership, trust or other entity (a "Person"), organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or any Person funding other employee benefits for employees of the Company or any subsidiary of the Company or (y) Frank C. Lin as long as he remains the Chief Executive Officer of the Company and does not, together with his affiliates and associates other than the Company and its subsidiaries, own more than twenty-five percent (25%) of the outstanding shares of Common Stock ("Exempt Person"), that such an Acquiring Person has acquired, or obtained the right to acquire, without approval of the Board or good faith determination of the Board that such a person or group of affiliated or associated persons has inadvertently become an Acquiring Person, beneficial ownership of securities of the Company representing 15% or more of the outstanding Common Stock (other than solely as a result of a reduction in the outstanding shares of the Common Stock) or such earlier date as a majority of the Board shall become aware of such acquisition of the Common Stock (the "Stock Acquisition Date") (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (ii) the tenth business day (subject to extension by the Board prior to the time a Person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence, a tender or exchange offer by any Person (other than by an Exempt Person), the consummation of which would result in the beneficial ownership of 15% or more of the outstanding Common Stock by such Person, together with its affiliates and associates (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to all shares of Common Stock that are issued after the Record Date prior to the Distribution Date (or earlier redemption or expiration of the Rights), by certificates representing such shares of Common Stock together with the Summary of Rights attached thereto. The Board may extend the periods specified in subsections (i) and (ii) above by up to three (3) consecutive periods of ten (10) days each.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with,



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Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after the Record Date, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates, with or without the aforesaid legend or the Summary of Rights attached thereto, also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earlier of (i) ten years after the date of issuance, or July 23, 2008 or (ii) redemption or exchange by the Company.

         The number of shares of Preferred Stock or other securities or property issuable, and the purchase price payable upon exercise of the Rights (the "Purchase Price") are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of Preferred Stock, (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series). Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to the greater of (a) $125.00 or (b) 100 times the dividend declared on each share of Common Stock (other than dividends payable in shares of Common Stock). In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of (a) $5,000.00 per share, plus accrued dividends to the date of distribution whether or not earned or declared, or (b) an amount per share equal to 100 times the aggregate payment to be distributed per share of Common Stock. Each share of Preferred Stock shall entitle the holder thereof to 100 votes, voting together with the holders of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares (in integral multiples of one one-hundredth) of Preferred Stock will be issuable; however, the Company may elect to distribute



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depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         In the event (i) any person becomes an Acquiring Person or (ii) any Acquiring Person or any of its affiliates or associates, directly or indirectly,
(1) consolidates with or merges into the Company or any of its subsidiaries or otherwise combines with the Company or any of its subsidiaries in a transaction in which the Company or such subsidiary is the continuing or surviving corporation of such merger or combination and Common Stock remains outstanding and no shares thereof are changed into or exchanged for stock or other securities of any other Person or of the Company or cash or any other property,
(2) transfers, in on one or more transactions, any assets or property to the Company or any of its subsidiaries in exchange for capital stock of the Company or any of its subsidiaries or for securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries or otherwise obtains from the Company or any of its subsidiaries, with or without consideration, any capital stock of the Company or any of its subsidiaries or securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise acquires (other than as a pro rata dividend) or disposes, to, from or with, as the case may be, in one transaction or a series of transactions, the Company or any of its subsidiaries, assets (including securities) on terms and conditions less favorable to the Company or such subsidiary than the Company or such subsidiary would be able to obtain in arm's-length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of its subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director at rates in accordance with the Company's (or its subsidiary's) past practice, (5) receives the benefit (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credit or tax advantage, or (6) engages in any transaction with the Company (or any of its subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or know-how (or any other intellectual or industrial property rights recognized under any country's intellectual property rights laws) which the Company (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the Board, or (iii) while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), any recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or series of transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person or any affiliate or associate of such Acquiring Person) which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries, or securities exercisable for or convertible into equity securities of the Company or any of its subsidiaries, which is directly or indirectly beneficially owned by the Acquiring Person or any affiliate or associate of such Acquiring Person (such events are collectively referred to herein as the "Flip-In Events"), then, and in each such case, each holder of record of a Right, other than the Acquiring Person or any affiliate or associate of such Acquiring Person, will thereafter have the right to receive, upon payment of the then current Purchase Price, in lieu of one one-hundredth of a share of Preferred Stock per outstanding Right, that number of shares of Common Stock having a



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market value at the time of the transaction equal to the Purchase Price (as adjusted to the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-hundredths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event) divided by one-half the average of the daily closing prices per share of Common Stock for the thirty consecutive trading days ("Current Market Price") on the date of such Flip-In Event. Notwithstanding the foregoing, Rights held by the Acquiring Person or any associate or affiliate thereof or certain transferees will be null and void and no longer be transferable.

         The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with the preceding paragraph such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the Current Market Price of a share of Common Stock. In the event that insufficient shares of Common Stock are available to permit the exercise in full of the Rights in accordance with the foregoing paragraph, the Board shall, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, (A) determine the excess (such excess, the "Spread") of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with the preceding sentence (the "Current Value") over (2) the Purchase Price, and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing paragraph), make adequate provision to substitute for the shares of Common Stock issuable in accordance with the preceding sentence upon exercise of the Right and payment of the Purchase Price, (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board to have substantially the same value as the shares of Common Stock, (4) debt securities of the Company, (5) other assets, or
(6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock actually issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price); provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) (extendible up to a total of ninety (90) days under certain circumstances) days following the Flip-In Event, then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. Rights are not exercisable following the occurrence of the events set forth in the foregoing paragraph until the expiration of the period during which the Rights may be redeemed as described below.

         Unless the Rights are earlier redeemed, in the event that following the first occurrence of a Flip-In Event, the Company were to be acquired in a merger or other business combination in which any shares of Common Stock are exchanged or converted for other securities or assets (other than a merger or other business combination in which the voting power represented by the Company's securities outstanding immediately prior thereto continues to



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represent all of the voting power represented by the securities of the Company thereafter and the holders of such securities have not changed as a result of such transaction), or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions are collectively referred to herein as the "Flip-Over Events"), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right (other than an Acquiring Person, or affiliates or associates thereof) will from and after such date have the right to receive, upon payment of the then current Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the Purchase Price divided by one-half the Current Market Price of such common stock.

         No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

         At any time until the occurrence of a Flip-In Event, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

         At any time after the occurrence of a Flip-In Event and prior to the earlier of a Flip-Over Event or such time as any Person (other than an Exempt Person), together with all affiliates and associates of such Person, becomes the Beneficial Owner of more than 50% of the Common Stock outstanding, the Board of Directors of the Company may, at its option, exchange all or any portion of the outstanding Rights (other than Rights held by any Acquiring Person which have become void) for shares of Common Stock on a pro rata basis, at an exchange ratio of one share of Common Stock or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges) per Right. Immediately upon the ordering of such exchange and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive shares of Common Stock or Common Stock Equivalents pursuant to the exchange. In the event there are insufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company shall take all actions necessary to authorize additional shares of Common Stock for issuance upon exchange of the Rights.

         Until the Rights become nonredeemable the Company may, except with respect to the redemption price of the Rights, amend the Rights Agreement in any manner. After the Rights become nonredeemable, the Company may amend the Rights Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, or to shorten or lengthen any time period under the Rights Agreement, or to arrange or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable, provided that no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or its affiliates or associates) or cause the Rights to again be redeemable or the Agreement to again be freely amendable.



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         Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade shares of Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

         The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Board. However, the Rights should not interfere with any merger or other business combination approved by the Board.

         The form of Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (including as Exhibit A the form of Certificate of Determination Regarding the Terms of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement), the Company's press release dated July 27, 1998 and a form of letter to the Company's stockholders dated August 18, 1998 are attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

         ITEM 2.  EXHIBITS.

         The form of Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (including as Exhibit A the form of Certificate of Determination Regarding the Terms of the Series A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement), the Company's press release dated July 27, 1998 and a form of letter to the Company's stockholders dated August 18, 1998 are attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        TRIDENT MICROSYSTEMS, INC.
Date:  August 18, 1998


                                        By: /s/ WILLIAM STEVEN ROWE
                                           ------------------------------------
                                           William Steven Rowe
                                           Vice President and
                                           Acting Chief Financial Officer
                                           (Principal Financial and Accounting
                                           Officer)



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                                  EXHIBIT INDEX

Exhibit                                 Description
-------                                 -----------
   1              Form of Rights Agreement between Trident Microsystems, Inc.
                  and ChaseMellon Shareholder Services, L.L.C. as Rights Agent
                  (including as Exhibit A the form of Certificate of
                  Designation, Preferences and Rights of the Terms of the Series
                  A Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement)
                  (incorporated by reference to Exhibit 1 from Registrant's Form
                  8-K dated July 24, 1998.

   2 Press Release, dated July 27, 1998 (incorporated by reference to Exhibit 2 from Registrant's Form 8-K dated July 24, 1998.

   3 Form of Letter to stockholders of Trident Microsystems, Inc., dated August 18, 1998 (incorporated by reference to Exhibit 3 from Registrant's Form 8-K dated July 24, 1998.


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